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                               K*TEC Electronics
                             1111 Gillingham Lane
                           Sugar Land, TX 77478-2893


                               January 31, 2001


To the Board of Directors of EFTC Corporation:

      K*TEC Electronics Corporation ("K*TEC") has asked me to inform you of our desire to effect a business combination between EFTC Corporation ("EFTC") and K*TEC whereby EFTC would acquire K*TEC.

      We believe that the businesses of K*TEC and EFTC are very complementary, and a business combination would result in significant shareholder benefits, including, customer and end market diversification, complementary manufacturing capabilities, significant cost saving opportunities and other mutually beneficial synergies. We are now in the process of preparing more detailed documentation regarding the proposed terms of such a transaction, including a proposed exchange ratio that we believe to be fair to all parties and their respective shareholders.

      I wanted to send you this note to formally inform you of our pending proposal. I look forward to working with you in exploring the possibility of an acquisition of K*TEC by EFTC.


                                               Sincerely,


                                               /s/ Jeffrey W. Goettman
                                               --------------------------------
                                               Jeffrey W. Goettman
                                               Chairman of the Board
                                               K*TEC Electronics Corporation